

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

James S. Corl
Chief Executive Officer
Cohen & Steers Income Opportunities REIT, Inc.
280 Park Avenue
New York, NY 10017

> **Re: Cohen & Steers Income Opportunities REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed January 25, 2023**
> **File No. 333-269416**

Dear James S. Corl:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-11 filed January 25, 2023

Exhibits

1. Please revise the legal opinion filed as Exhibit 5.1. The opinion should not assume material facts underlying the opinion. In this regard, we note that the opinion assumes that upon issuance, the total number of shares issued and outstanding will not exceed the total number of shares the company is then authorized to issue. However, this assumption goes to whether the shares will be validly issued. See Item II.B.3.a. of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells, Esq.